UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 30, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 30, 2006

Print the name and title of the signing officer under his signature.
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  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO UPDATES SHARE PURCHASES OF bcMETALS CORP.

 November 30, 2006, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) announces that on November 29th it purchased 1,300 bcMetals shares through the TSX Venture Exchange at a price of $1.02 per share bringing its total holdings in bcMetals to 960,100 shares (2.52%) at an average price $1.00. As disclosed in Taseko's November 23, 2006 take-over bid circular in connection with its conditional offer for all the shares and out of the money warrants of bcMetals, Taseko may make purchases of bcMetals shares from time to time during the currency of the bid, to a maximum of 5% of bcMetals' outstanding shares. The bid circular incorrectly stated Taseko's holdings at 771,000 bcMetals shares (2%) as of November 23, 2006 whereas this figure should have been 958,800 (2.5%) as a result of market purchases of 51,800 shares and 136,000 shares on November 7 and 8th, 2006, respectively, at $1.00 and $0.99.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                                               Forward Looking Statements

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward oriented information includes the timing of making a take-over bid and the uncertainties of it in regards to its possible success and related regulatory approvals. Mining is a risky business and actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.

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  TASEKO MINES LIMITED
    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO UPDATES SHARE PURCHASES OF bcMETALS CORP.

November 30, 2006, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) announces that on November 30th it purchased 779,500 bcMetals shares through the TSX Venture Exchange at a price of $1.01 per share bringing its total holdings in bcMetals to 1,739,600 shares (4.57%) at an average price of $1.007. As disclosed in Taseko's November 23, 2006 take-over bid circular in connection with its conditional offer for all the shares and out of the money warrants of bcMetals, Taseko may make purchases of bcMetals shares from time to time during the currency of the bid, to a maximum of 5% of bcMetals' outstanding shares.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward oriented information includes the timing of making a take-over bid and the uncertainties of it in regards to its possible success and related regulatory approvals. Mining is a risky business and actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.